UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 7, 2022

SPIRE GLOBAL, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39493	85-1276957
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8000 Towers Crescent Drive Suite 1100
Vienna, Virginia	22182
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (202) 301-5127

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value of $0.0001 per share	SPIR	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	SPIR.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On December 7, 2022, Spire Global, Inc., a Delaware corporation (the “Company”), issued a press release announcing that the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 16, 2022 as amended on December 6, 2022, was declared effective on December 7, 2022. The Registration Statement registers shares of Class A Common Stock of the Company, par value $0.0001 per share (the “Class A Common Stock”) issuable as part of the Company’s previously announced exchange offer (the “Offer”) and consent solicitation (the “Consent Solicitation”) relating to its outstanding (i) public warrants to purchase shares of Class A Common Stock, which warrants trade on the New York Stock Exchange under the symbol “SPIR.WS” and were issued under the warrant agreement dated September 9, 2020 by and between NavSight Holdings, Inc., the Company’s predecessor (“NavSight”) and American Stock Transfer & Trust Company (the “Warrant Agreement”) in connection with NavSight’s initial public offering (“IPO”) (the “Public Warrants”), and (ii) private warrants to purchase shares of Class A Common Stock issued under the Warrant Agreement in a private placement simultaneously with the IPO (the “Private Warrants” and, together with the Public Warrants, the “Warrants”). The Registration Statement also solicits consents to amend the Warrant Agreement to permit the Company to require that each Warrant outstanding be converted into 0.18 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer, which amendment would be adopted with the consent of holders of at least 65% of the outstanding Public Warrants.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange are available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to the D.F. King & Co. at (866) 796-6867 (for warrant holders) or (212) 269-5550 (for banks and brokers) or via the following email address: SPIRE@dfking.com. A registration statement on Form S-4 relating to the securities to be issued in the Offer has been filed with the SEC and was declared effective on December 7, 2022.

Holders of the Warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any shares of Class A Common Stock in any state in which such offer, solicitation, or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the expected consummation of the Post-Offer Exchange. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including, but not limited to those described under the section entitled “Risk Factors” in the Company’s Registration Statement on Form S-4, filed November 16, 2022, as amended on December 6, 2022, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov.

New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Current Report on Form 8-K may not occur and actual results could differ materially and adversely from those anticipated.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. We do not give any assurance that we will achieve our expectations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Spire Global, Inc. press release, dated December 7, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPIRE GLOBAL, INC.

Date: December 7, 2022	By:	/s/ Peter Platzer
	Name:	Peter Platzer
	Title:	Chief Executive Officer

Exhibit 99.1

Spire Global, Inc. Announces Effectiveness of Registration Statement for

Its Exchange Offer and Consent Solicitation Relating to Its Warrants

Vienna, VA, December 7, 2022 – Spire Global, Inc. (NYSE: SPIR) (“Spire” or the “Company”), a leading provider of space-based data, analytics and space services, today announced that the registration statement on Form S-4 (the “Registration Statement”) initially filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) on November 16, 2022 as amended on December 6, 2022, registering shares of Class A Common Stock issuable as part of the Company’s previously announced Exchange Offer and Consent Solicitation has been declared effective by the SEC. As a result, the Company does not expect or intend to extend the expiration date of the Offer, which is set to expire at 11:59 p.m., Eastern Time, on December 14, 2022 (the “Expiration Date”).

Holders of “warrants” who intend and are eligible to participate in the Offer may tender their “warrants” in the manner described in the prospectus/offer to exchange, dated November 16, 2022 (the “Prospectus/Offer to Exchange”), and related offering materials previously distributed to each holder.

Previously Announced Terms of the Offer and Consent Solicitation

The Offer is being made to holders of the Company’s warrants, consisting of (i) public warrants to purchase shares of Class A Common Stock of the Company, par value $0.0001 per share (the “Class A Common Stock”), which “warrants” trade on the New York Stock Exchange under the symbol “SPIR.WS” and were issued under the warrant agreement dated September 9, 2020 by and between NavSight Holdings, Inc., the Company’s predecessor (“NavSight”) and American Stock Transfer & Trust Company (the “Warrant Agreement”) in connection with NavSight’s initial public offering (“IPO”) (the “Public Warrants”), and (ii) private warrants to purchase shares of Class A Common Stock issued under the Warrant Agreement in a private placement simultaneously with the IPO (the “Private Warrants” and, with the Public Warrants, the “Warrants”). The Company is offering to all holders of the Warrants the opportunity to receive 0.2 shares of Class A Common Stock in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the Offer.

Concurrently with the Offer, the Company is also soliciting consents from holders of the Public Warrants to amend the Warrant Agreement to permit the Company to require that each Warrant that is outstanding upon the closing of the Offer be exchanged for 0.18 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer (such amendment, the “Warrant Amendment”). The Warrant Amendment would require approval of holders at least 65% of the Public Warrants. Parties representing approximately 21.0% of the outstanding Public Warrants and 100% of the outstanding Private Warrants have agreed to tender their Public Warrants and Private Warrants (as applicable) in the Offer and to consent to the Warrant Amendment in the Consent Solicitation, pursuant to a tender and support agreement. Accordingly, if holders of an additional approximately 44.0% of the outstanding Public Warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions of the Offer are satisfied or waived, then the Warrant Amendment will be adopted.

The offering period will expire at 11:59 p.m., Eastern Time, on December 14, 2022, or such later time and date to which the Company may extend, as described in the Company’s Schedule TO, dated November 16, 2022 (as may be amended, the “Schedule TO”), and Prospectus/Offer to Exchange. Tendered Warrants may be withdrawn by holders at any time prior to the Expiration Date. The Company’s obligation to complete the Offer is not conditioned on the tender of a minimum amount of Warrants.

About Spire Global, Inc.

Spire (NYSE: SPIR) is a leading global provider of space-based data, analytics and space services, offering access to unique datasets and powerful insights about Earth from the ultimate vantage point so that organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, Boulder, Washington DC, Ontario, Glasgow, Oxfordshire, Luxembourg, and Singapore.

Important Additional Information Has Been Filed with the SEC

Copies of the Schedule TO and Prospectus/Offer to Exchange are available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to the D.F. King & Co. at (866) 796-6867 (for warrant holders) or (212) 269-5550 (for banks and brokers) or via the following email address: SPIRE@dfking.com. A registration statement on Form S-4 relating to the securities to be issued in the Offer has been filed with the SEC and was declared effective on December 7, 2022.

Holders of the Warrants are urged to read the Schedule TO and Prospectus/Offer to Exchange carefully before making any decision with respect to the Offer and Consent Solicitation because they contain important information, including the various terms of, and conditions to, the Offer and Consent Solicitation.

This announcement is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell the warrants or an offer to sell or a solicitation of an offer to buy any shares of Class A Common Stock in any state in which such offer, solicitation, or sale would be unlawful before registration or qualification under the laws of any such state. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

No Offer or Solicitation

This press release shall not constitute an offer to exchange or the solicitation of an offer to exchange or the solicitation of an offer to purchase any securities, nor shall there be any exchange or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A registration statement on Form S-4 relating to the securities to be issued in the Offer has been filed with the SEC and was declared effective on December 7, 2022. The Offer and Consent Solicitation are being made only through the Schedule TO and Prospectus/Offer to Exchange, and the complete terms and conditions of the Offer and Consent Solicitation are set forth in the Schedule TO and Prospectus/Offer to Exchange.

None of the Company, any of its management or its board of directors, or the Information Agent, the Exchange Agent or the Dealer Manager makes any recommendation as to whether or not holders of Warrants should tender Warrants for exchange in the Offer or consent to the Warrant Amendment in the Consent Solicitation.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the expected timing of the Offer and Consent Solicitation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including, but not limited to those described under the section entitled “Risk Factors” in the Company’s Registration Statement on Form S-4, filed November 16, 2022, as amended on December 6, 2022, as such factors may be updated from time to time in the Company’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov.

New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release may not occur and actual results could differ materially and adversely from those anticipated.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and we assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. We do not give any assurance that we will achieve our expectations.

Contacts

Media:

Hillary Yaffe

hillary.yaffe@spire.com

Investors:

Benjamin Hackman

benjamin.hackman@spire.com